UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

PHH Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693320202

(CUSIP Number)

David Bell
EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA  22201
 (703) 997-5716

With a copy to:

Jonathan Adler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693320202	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,292,329

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,292,329

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,292,329

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based upon 53,612,270 shares of Common Stock, par value $0.01 per share (“Common Stock”) outstanding as of March 10, 2017, as disclosed in the Issuer’s Proxy Statement filed on Schedule 14A with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2017.

CUSIP No. 693320202	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,292,329

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,292,329

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,292,329

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 53,612,270 shares of Common Stock outstanding as of March 10, 2017, as disclosed in the Issuer’s Proxy Statement filed on Schedule 14A with the SEC on April 28, 2017.

CUSIP No. 693320202	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,292,329

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,292,329

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,292,329

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based upon 53,612,270 shares of Common Stock outstanding as of March 10, 2017, as disclosed in the Issuer’s Proxy Statement filed on Schedule 14A with the SEC on April 28, 2017.

CUSIP No. 693320202	Page 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,292,329

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,292,329

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,292,329

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 53,612,270 shares of Common Stock outstanding as of March 10, 2017, as disclosed in the Issuer’s Proxy Statement filed on Schedule 14A with the SEC on April 28, 2017.

ITEM 1.   SECURITY AND ISSUER

This Amendment No. 2 to the statement on Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed by the undersigned (the “Reporting Persons”) on March 9, 2017 (the “Original Schedule 13D”), as further amended by the Amendment No. 1 filed on March 17, 2017, regarding the common stock, par value $0.01 per share (the “Common Stock”), of PHH Corporation, a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054. As of April 28, 2017, as reflected in this Amendment No. 2, the Reporting Persons beneficially owned an aggregate of 5,292,329 shares of Common Stock (the "Subject Shares").  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D or the Amendment No. 1 thereto.  Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER

The following amends and restates the information set forth under Item 4. of the Original Schedule 13D in its entirety.

The Subject Shares were acquired by the Debt Fund for investment purposes.  The Reporting Persons have engaged in discussions with management of the Issuer and the Issuer’s board of directors (“Board”) regarding the composition of the Board , as well as the Issuer’s plan to monetize its assets and return capital to investors (the “Issuer Plan”).  The Reporting Persons discussed the Issuer Plan with the Board and on, March 9, 2017, submitted to the Issuer a Notice of Stockholder Nomination of Individuals for Election as Directors at the 2017 Annual Meeting of Stockholders of PHH Corporation (the “2017 Annual Meeting”) pursuant to which the Reporting Persons nominated two highly qualified candidates, James Neuhauser and Kevin Stein as nominees for election to the Board at the Issuer’s 2017 annual meeting of shareholders (the “Notice of Nomination”).   The Reporting Persons believe that Messrs. Neuhauser and Stein, both of whom are independent from the Issuer, possess the requisite industry expertise necessary to work to enhance shareholder value.

On April 28, 2017, the Reporting Persons entered into an agreement (the “Agreement”) with the Issuer.  Under the terms of the Agreement, the Issuer agreed to nominate each of Mr. Neuhauser and Mr. Stein (each of Mr. Neuhauser and Mr. Stein, or his replacement selected in accordance with the Agreement, an “Investor Nominee”) for election to the Board at the 2017 Annual Meeting of Stockholders, subject to the terms of the Agreement. In addition, in connection with the execution of the Agreement, the Issuer appointed each of the Investor Nominees to serve as an observer to the Board until the 2017 Annual Meeting. If the Investor Nominees are elected to the Board at the 2017 Annual Meeting, the Issuer has agreed that at least one Investor Nominee will serve on each of the Board’s committees from the 2017 Annual Meeting until the thirtieth day prior to the deadline for submission of stockholder nominations and proposals in accordance with the Issuer’s by-laws for the Issuer’s 2018 Annual Meeting of Stockholders (the “Commitment Period”). The Issuer also agreed that the Board’s size shall remain at seven (7) directors throughout the Commitment Period.  The Agreement is filed herewith as Exhibit 99.1.

Under the terms of the Agreement, the Reporting Persons have agreed to withdraw the Notice of Nomination. Pursuant to the Agreement, and subject to certain conditions, the Reporting Persons have also agreed to certain standstill and voting provisions during the Commitment Period. Under the voting provisions of the Agreement, the Reporting Persons have agreed during the Commitment Period to vote the Subject Shares in favor of the election of the directors nominated by the Board at the 2017 Annual Meeting.

Other than as set forth above, the Agreement does not require the Reporting Persons to vote the Subject Shares in any particular manner with respect to any proposal that may come before the Issuer’s stockholders at any annual or special meeting. In addition, except as provided in the standstill provisions contained in the Agreement, the Reporting Persons are not restricted from taking actions with respect to any such other proposals.   In particular, the Agreement does not require the Reporting Persons to vote the Subject Shares in favor of the matters to be voted on at the Special Meeting and the Reporting Persons reserve the right to vote for or against such matters at the Special Meeting.

The Reporting Persons expect to engage in future discussions with management, Board, other stockholders of the Issuer and other relevant parties concerning the Issuer Plan as well as the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer.  Such discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the Debt Fund’s investment in the Issuer as permitted by the terms of the Agreement and as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise as permitted by the terms of the Agreement; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities as permitted by the terms of the Agreement; (iv) taking actions to oppose the Issuer’s plan for PHH 2.0 (as defined and described in the Special Meeting Proxy Statement); and (v) seeking alternatives to the Issuer Plan and PHH 2.0 to maximize shareholder value.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Letter Agreement among PHH Corporation, EJF Capital LLC, EJF Debt Opportunities Master Fund, L.P. and EJF Debt Opportunities GP, LLC dated April 28, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  April 28, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer